Exhibit 20(i)

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SUMMER 2012

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.  COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:       FINANCIAL RESULTS

Taylor Devices completed its 2011-2012 fiscal year on May 31, 2012, setting all-time records for both sales and net income.  Sales for 2012 were $29,006,812, up 38% from $20,906,306 in 2011.  Net income increased by 55% to $2,198,931 from $1,416,509 in 2011.

Sales and income were bolstered by record shipments of Taylor Devices' Seismic Dampers, largely to Asia.  The increase in demand for these products has been influenced by major earthquakes in Asia over the past several years, including the March 2011 Magnitude 9 Tohoku earthquake and tsunami that caused tremendous loss of lives and damage in Japan.

Taylor Devices' firm order backlog at year-end was $17.5 million, compared to $15 million at the end of 2011.

FOURTH QUARTER	F/Y 11-12	F/Y 10-11
SALES	$9,643,520	$7,125,138
NET INCOME	$862,860	$722,796
EARNINGS PER SHARE	26¢	23¢

FISCAL YEAR	F/Y 11-12	F/Y 10-11
SALES	$29,006,812	$20,906,306
NET INCOME	$2,198,931	$1,416,509
EARNINGS PER SHARE	67¢	44¢
SHARES OUTSTANDING	3,309,676	3,231,199

ITEM:       NEW ORDER ANNOUNCEMENTS -SEISMIC / WIND

The following new orders for seismic and wind dampers were received during the last quarter:

  Farglory Residences H96 Building -- Taiwan, ROC
  TSMC #14 Manufacturing Facility -- Taiwan, ROC
  Fubon Dun-Nan Building -- Taiwan, ROC
  Cheng Mao Xin Zhuang Building -- Taiwan, ROC
  Taipower Facilities -- Taiwan, ROC
  Qinshi #3 Building -- Taiwan, ROC
  Haraman High Speed Rail System -- China
  Tianjin Guomao Building -- China
  Byeongjeon Bridge -- South Korea
  Nonsan Grand Bridge -- South Korea
  Pismo Beach Athletic Club Building  -- Pismo Beach, CA
  3300 Webster Building  -- Oakland, CA

ITEM:       NEW CONTRACTS -- AEROSPACE / DEFENSE

  Shipboard Navigation System Isolators -- Isolation systems were ordered for an additional 16 systems for naval vessels.  This is part of a continuing long-term program.
  Landing Gear for Drone Aircraft -- A multi-year contract was announced in the Spring 2012 Newsletter for this new product line.  Our customer has now added to the contract by exercising options for back-fit of existing aircraft.
  Modular Machined Spring Elements -- A follow-on order has been received for Machined Spring Elements for a European built military aircraft that is due to enter full scale production in 2013.

ITEM:       UPDATE ON UNIVERSITY RESEARCH

In 2009, the Company entered into a research program, known as the NEES-Adapt Program, with a consortium of universities.  The intent of the research was to define and investigate new concepts and technologies that could be applied to seismic protection of structures.  Funding is provided for this research via a multi-year grant from the U.S. National Science Foundation through the year 2013.

The most promising result of this research to date has been the development and testing of a new product known as a Negative Stiffness Device (NSD).  The NSD consists of a mechanical mechanism combined with Taylor Devices' Modular Machined Spring Elements.  The design of the NSD is such that the building or bridge will passively change its structural response when an earthquake or similar catastrophe

occurs, such that damage is minimized.   If the structure is not experiencing a catastrophic event, the NSD is inactive.  However, if the building or bridge frame deflects beyond a small predetermined amount, the NSD automatically activates and essentially makes the building more flexible and resilient, so as to minimize damage.  Previous research dating back to the 1980's in the field of electronically controlled "active" structures had shown that the concept of negative stiffness could be achieved, but was not practical due to complexity, reliability, and cost.  However, the NSD developed by the Company and university researchers for this project is entirely passive -- no external controls or electronics are involved and the entire device can be packaged as a simple bolt-in-place module.

The NSD design has evolved to the level that shake table testing with scaled building and bridge structures has begun, and will continue through 2013.  Testing thus far has revealed that under normal conditions the NSD has no effect on the structure.  However, under all simulated earthquakes, the NSD greatly improved the structure's performance such that damage to the structure was essentially zero.

A secondary benefit discovered by the research is that the performance improvements from the NSD are directly additive to the improvements from added seismic dampers.  Typically, if Taylor Devices' Seismic Dampers are added to a structure, loads and deflections in the structure under an earthquake will each be reduced by approximately 30%.  Testing of the NSD has demonstrated that adding Negative Stiffness Devices to a structure will reduce loads and deflections by an additional 30%.  The improvement is so dramatic that a fixed base building with the NSD and Fluid Dampers can achieve seismic performance levels approaching those of much more costly base isolated building designs.

After completion of the initial scaled building tests, NSD modules were added to a scaled highway bridge, and shake table tests are ongoing.  Additional planned testing is now being considered on large multi-story building models for 2013.

ITEM:       MANUFACTURING EXPANSION

Work continues on renovations to the three manufacturing buildings purchased by the Company in November 2011.  The first of the three buildings is on budget and schedule for completion in the summer of this year.  This first building adds 15,000 square feet of manufacturing space.  Operations planned for this first building are now in work on a temporary basis in the largest of the three buildings.  These will be moved to the newly completed building upon completion so that renovation of the interior of the largest building can begin.

Total added manufacturing space from the three renovated buildings is 46,000 square feet. Thus far, the entire project has encountered no adverse "surprises" in the condition of the buildings or site.

ITEM:       NEXT SHAREHOLDER MAILING

Our next Shareholder mailing will be the Notice of Annual Meeting of Shareholders.  You should be receiving your mailing in September.

                                                                    By: /s/Douglas P. Taylor
                                                                            Douglas P. Taylor
                                                                            President